FIRST ALBANY COMPANIES INC.

                             Stock Bonus Plan

                                 Form 11K

                  For Each of the Three Plan Years Ended

                             December 31, 1996


                    Securities and Exchange Commission

                           Washington, DC  20549



                                 FORM 11-K

            [X] Annual Report Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934

                For the fiscal year ended December 31, 1996

                                    or

           [  ]   Transition Report Pursuant to Section 15(d) of
                    the Securities Exchange Act of 1934

                       Commission file number 014140




               First Albany Companies Inc. Stock Bonus Plan
                              (Title of Plan)


                        First Albany Companies Inc.
                          (Issuer of Securities)


                           30 South Pearl Street
                          Albany, New York  12201
                              (518) 447-8500
                  (Address of Principal Executive Office)


I.R.S. Employer I.D. No. 22-2655804
                         ----------

                                   ITEMS



Item 4. Financial Statements and Schedules
        ----------------------------------

     1.   Report of Independent Accountants

       A. Statements of net assets available for plan benefits as of December 31, 1996 and 1995
       B. Statements of changes in net assets available for plan benefits for the years ended December 31, 1996, 1995 and 1994
       C. Notes to financial statements
       D. Schedule of assets held for investment purposes as of December
           31, 1996
       E. Schedule of reportable transactions for the year ended December
           31, 1996


   24. Consent of Independent Accountants







                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                   First Albany Companies Inc.
                                   Stock Bonus Plan


DATE:  June 26, 1997              BY:  /s/ George C. McNamee
     --------------------              ---------------------
                                       George C. McNamee
                                       Member of the Administrative
                                       Committee

                      THE FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN







                     REPORT OF INDEPENDENT ACCOUNTANTS












           For the Years Ended December 31, 1996, 1995 and 1994














                              TABLE OF CONTENTS

                                                                      Page
                                                                      ----

REPORT OF INDEPENDENT ACCOUNTANTS                                       1


FINANCIAL STATEMENTS

  Statements of net assets available for plan benefits                  2

  Statements of changes in net assets available for plan benefits       3

  Notes to financial statements                                       4-6


SUPPLEMENTAL SCHEDULES

  Schedule of assets held for investment purposes as of
     December 31, 1996 27(a)*                                          7

  Schedule of reportable transactions for the year ended
     December 31, 1996 27(d)*                                          8



* Refers to item number in Form 5500 (Annual Return/Report of Employee Benefit Plan) for plan year ended December 31, 1996.


                     REPORT OF INDEPENDENT ACCOUNTANTS
                     ---------------------------------

To the Administrative Committee
  of First Albany Companies Inc. Stock Bonus Plan


We have audited the accompanying statements of net assets available for plan benefits of First Albany Companies Inc. Stock Bonus Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   COOPERS & LYBRAND L.L.P.


Albany, New York
June 20, 1997


                        FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN

           STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     As of December 31, 1996 and 1995

================================================================================
                                               1996                  1995
ASSETS


 Investments, at fair value (Note 3)       $13,200,874           $10,324,240


 Cash and cash equivalents                     762,443               446,477
                                           -----------           -----------

 Net assets available for plan benefits    $13,963,317           $10,770,717
                                           ===========           ===========















                  The accompanying notes are an integral
                     part of the financial statements.


                        FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN



      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
           For the years ended December 31, 1996, 1995, and 1994


================================================================================
For the years ended                      1996           1995           1994

Additions to net assets attributed to:
 Contributions from:
   Employees                        $ 1,298,852     $   962,995   $   716,130
   Employer                             631,003         470,167       344,353
                                    -----------     -----------   -----------
                                      1,929,855       1,433,162     1,060,483

 Net appreciation (depreciation) in
  the fair value of investments       1,303,060       3,366,599      (160,262)
 Dividend/Interest income               249,405         180,581       142,358
                                    -----------     -----------   -----------

Total additions                       3,482,320       4,980,342     1,042,579
                                    -----------     -----------   -----------

Deductions from net assets attributed to:
 Benefits paid to:
  Terminated participants               289,720         339,733       204,684
  Active participants                                    84,654        10,315
                                    -----------     -----------   -----------

Total deductions                        289,720         424,387       214,999
                                    -----------     -----------   -----------


Net increase                          3,192,600       4,555,955       827,580

Net assets available for plan benefits:
 Beginning of year                   10,770,717       6,214,762     5,387,182
                                    -----------     -----------   -----------
 End of year                        $13,963,317     $10,770,717   $ 6,214,762
                                    ===========     ===========   ===========





                  The accompanying notes are an integral
                     part of the financial statements.


                        FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN

                       NOTES TO FINANCIAL STATEMENTS



1.   Description of the Plan
     -----------------------

    The following description of the First Albany Companies Inc. (the "Company") Stock Bonus Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     a.  General
         -------

     The Plan is a defined contribution plan covering substantially all employees of the Company and its subsidiaries. Employees are eligible to participate upon the first day of the calendar quarter following completion of at least one thousand hours of service during any consecutive twelve months of continuous recognized employment as
     defined in the Plan.   The Plan is subject to the provisions of the
     Employee Retirement Income Security Act of 1974, as amended (ERISA). All costs and fees incurred in administering the Plan are borne by the Company, which is the Plan administrator and custodian.

     b.  Contributions
         -------------

     Participants elect to make after-tax contributions to the Plan up to 8% of their gross pay up to a maximum of $12,000 for 1996. The Company may, but is not required to, contribute to the Plan an amount equal to a percentage of each participant's voluntary after-tax
     contribution.   For 1996, 1995 and 1994, the Company's contribution
     percentage was 50%.   Annually, the Board of Directors of the Company
     may authorize an additional contribution to the Plan. Forfeitures are maintained within the Plan and used to reduce the Company's matching contribution.

     c.  Participants Accounts
         ---------------------

     Each participant account is credited with the participant's and Company's contributions and allocations of Plan earnings. Allocations are based on participants account balances, as defined. The benefit to which the participant is entitled is the benefit that can be provided from the participant's vested account.

     d.  Vesting
         -------

     A participant is 100  percent vested after seven years of credited
     service.   Participants' contributions and earnings thereon are fully vested at all times.

                        FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN

                 NOTES TO FINANCIAL STATEMENTS, Continued



     e.  Payment of Benefits
         -------------------

     On termination of service, participants may receive payment, in cash or shares, of their vested benefits in a lump-sum distribution equal to the value of their accounts as of the valuation date, as defined in the Plan.

2.   Significant Accounting Policies
     -------------------------------

     a.  Basis of Accounting
         -------------------

     The financial statements of the Plan are prepared under the accrual method of accounting.

     b.  Use of Estimates
         ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     c.  Investment Valuation and Income Recognition
         -------------------------------------------

     The Plan's investments are stated at fair value, which is based upon quoted market prices in the over-the-counter market.

     The Plan is limited to investing solely in the common stock of the Company, except that interim short-term investments may be made pending purchase of the Company's stock. Purchases and sales of the Company's stock are conducted by the Company's principal subsidiary, First Albany Corporation, a registered broker-dealer. Commissions are not charged on these transactions.

     The Plan presents, in the statements of changes in net assets, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     d.  Payments of Benefits
         --------------------

     Benefits are recorded when paid.


                        FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN

                 NOTES TO FINANCIAL STATEMENTS, Continued

3.   Investments
     -----------

    The Plan's investment portfolio consists of the following as of December 31, 1996 and 1995:

                                   1996                        1995
                                   ----                        ----
                                         At Quoted                   At Quoted
                              Cost       Fair Value      Cost        Fair Value
                              ----       ----------      ----        ----------

    Common Stock:
        First Albany
         Companies Inc.   $7,204,319     $13,200,874   $5,507,752   $10,324,240

    The number of shares of First Albany Companies Inc. common stock as of December 31, 1996 and 1995 was 1,303,790 and 1,032,424, respectively. The realized net gain based on average costs was $122,993, $131,269 and $64,092 for the years ended December 31, 1996, 1995 and 1994, respectively. The unrealized net gain based on average costs was $1,180,067, $3,235,330 and $(224,354) for the years ended December 31, 1996, 1995 and 1994, respectively.

    The Plan's investment portfolio is subject to daily market price fluctuations. Since the entire investment portfolio consists of the Company's common stock, the Plan's portfolio may be exposed to risk in the event of a decline in the market value of the Company's stock.

5.   Forfeitures
     -----------

    The Company applied forfeitures of $18,431, $11,337 and $13,719 to reduce its matching contribution to the Plan during 1996, 1995 and 1994, respectively.

6.   Plan Termination
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the account of each participant shall become fully vested and be distributed.

7.   Tax Status
     ----------

     The Internal Revenue Service has determined and informed the Company by a letter dated February 26, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


                        FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN

        ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES*
                          As of December 31, 1996




       Description
       -----------
                                                                     Current
                                                    Cost              Value
                                                    ----             -------

First Albany Companies Inc.:
  Common stock ($0.01 - par value)               $7,204,319        $13,200,874
                                                 ==========        ===========









  * The supplemental schedule refers to item number 27(a) in Form 5500 (Annual Return/Report of Employee Benefit Plan).

                          FIRST ALBANY COMPANIES INC.
                               STOCK BONUS PLAN



              ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS*
                   For the year ended December 31, 1996


      (b)           (c)        (d)         (g)           (h)           (i)
                                                     Current value
                                                      of asset on
Description of    Purchase    Selling     Cost of     transaction   Net gain or
   asset           price       price       asset         date          (loss)
--------------------------------------------------------------------------------

First Albany    $1,856,702   $283,128    $160,135     $3,269,863     $122,993
 Companies
 (Common Stock)












  * The supplemental schedule refers to item number 27(d) in Form 5500 (Annual Return/Report of Employee Benefit Plan).